UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

This amendment to the Current Report on Form 6-K/A (this “Amended Report”) is being filed to amend the Current Report on Form 6-K initially filed by SuperX AI Technology Limited (the “Company”) with the Securities and Exchange Commission on July 21, 2026 (the “Original Report”). The Company is filing this Amended Report solely to correct the following typographical errors: (i) the full name of the Company’s new independent registered public accounting firm, which is registered with the Public Company Accounting Oversight Board, should be “HTL International, LLC” as opposed to “HTL CPAs & Business Advisors” as incorrectly listed in page 1 of the Original Report; and (ii) the reference to “Assentsure” on page 1 of the Original Report should be amended to “HTL”.

Except for the corrections described above, this Amended Report is identical to the Original Report and does not reflect any events occurring after the date of the Original Report, nor does it modify or update any other information contained therein.

EXHIBIT INDEX

Exhibit No.	Description
16.2	Letter of KD & Co. dated July 21, 2026, regarding change in independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperX AI Technology Limited

Date: July 22, 2026	By:	/s/ Guili Miao
	Name:	Guili Miao
	Title:	Executive Director

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